As filed with the Securities and Exchange Commission on May 6, 2009

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

Amendment No 1. to the Application for an Order to Amend Prior Orders under Section 6(c) of the
Investment Company Act of 1940

POWERSHARES EXCHANGE-TRADED FUND TRUST

POWERSHARES EXCHANGE-TRADED FUND TRUST II

POWERSHARES INDIA EXCHANGE-TRADED FUND TRUST AND

INVESCO POWERSHARES CAPITAL MANAGEMENT LLC

(each located at: 301 West Roosevelt Road, Wheaton, Illinois 60187 )

INVESCO AIM DISTRIBUTORS, INC.

(located at: 11 Greenway Plaza, Suite 100, Houston, Texas 77046)

Investment Company File No. 812-13590

Direct all written and oral communications concerning this Application to:

H. Bruce Bond

301 West Roosevelt Road

Wheaton, Illinois 60187

Copy to:

Stuart M. Strauss, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019

This Application (including exhibits) consists of 18 pages.

I.              INTRODUCTION

PowerShares Exchange-Traded Fund Trust, PowerShares Exchange-Traded Fund Trust II (formerly, PowerShares Global Exchange-Traded Fund Trust) and PowerShares India Exchange-Traded Fund Trust (each a “Trust” and collectively, the “Trusts”), Invesco PowerShares Capital Management LLC, formerly PowerShares Capital Management LLC (the “Adviser”) and Invesco Aim Distributors, Inc., formerly Aim Distributors, Inc., (the “Distributor” and, collectively with the Trusts and the Adviser, the “Applicants”) hereby file this application (“Application”) with the United States Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an order (the “Order”) to amend prior orders under Section 6(c) of the Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act and for an exemption from Sections 17(a)(1) and (a)(2) of the Act (the “Prior Orders”).(1)

The Prior Orders permit, among other things: (a) series of certain open-end management investment companies, whose portfolios will consist of some or all of the Component Securities of, an Underlying Index consisting of domestic equity securities index (“Domestic Index”), a Foreign Index, or a Fixed Income Index, to issue Fund Shares with limited redeemability; (b) secondary market transactions in the Fund Shares to occur at negotiated prices on a national securities exchange; (c) dealers to sell Fund Shares to purchasers in the secondary market unaccompanied by a prospectus, when the Securities Act of

(1) PowerShares Exchange-Traded Fund Trust, the Adviser, and ALPS Distributors, Inc. previously filed an application, as amended with the Commission (File No. 812-12911) on March 25, 2003 (the “Domestic Application”) requesting relief with respect to the offering of exchange-traded funds based on indexes of domestic equity securities. The Domestic Application was noticed in Release No. IC-25961 (Mar. 4, 2003) and the order granting the relief requested was contained in Release No. IC-25985 (Mar. 28, 2003) (the “Domestic Order”).  PowerShares Exchange-Traded Fund Trust, PowerShares Global Exchange-Traded Fund Trust, the Adviser, and AIM Distributors, Inc. subsequently filed an application, as amended, with the Commission (File No. 812-13335) on May 18, 2007 (the “Foreign/Fixed Income Application”) requesting relief with respect to the offering of exchange-traded funds based on indexes of foreign equity securities and indexes of fixed income securities, and the elimination of Condition 1 from the Domestic Application.  The Foreign/Fixed Income Application was noticed in Release No. IC-27811 (Apr. 30, 2007) and the order granting the relief requested was contained in Release No. IC-27841 (May 25, 2007) (the “Foreign/Fixed Income Order”).  The Domestic Application and the Foreign/Fixed Income Application are collectively referred to as the “Prior Applications,” and the Domestic Order and the Foreign/Fixed Income Order are collectively referred to as the “Prior Orders.”  All capitalized terms not otherwise defined in the Application have the meanings ascribed to them in the Prior Applications.

1933 does not require prospectus delivery; (d) certain affiliated persons of the series to deposit securities into, and receive from, the series in connection with the purchase and redemption of aggregations of the Fund Shares; and (e) the series to pay redemption proceeds, under certain circumstances, more than seven days after the tender of aggregations of the Fund Shares for redemption.  The series of a Trust (or of any other open-end management investment company subject to the Prior Orders) that is based on a Domestic Index is a “Domestic Fund.”  Each Domestic Fund and Foreign Fund is referred to as an “Equity Fund,” and the Underlying Index of each Equity Fund is referred to as an “Equity Index.”

Applicants seek to amend the Prior Orders in order to permit the Equity Funds to implement asset allocation investment strategies that differ from those specified in the Prior Applications.  The Order generally would allow the Equity Funds to invest a greater percentage of their assets in securities that do not constitute Component Securities of their corresponding Equity Indexes.  Applicants request that the Order apply to each existing Equity Fund and any Equity Fund that is offered in the future in reliance on the Prior Orders, as amended by the Application.(2)  Any Equity Fund will comply with the terms and conditions of the Prior Orders, as amended by the Application.  Except as specifically noted herein, all representations contained in the Prior Applications relating to the operation of the Equity Funds will continue to apply to the Equity Funds.

The Applicants believe that this requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

(2) All entities that currently intend to rely on the Order are named as Applicants.  The existing series of each Trust intend to continue to rely on the Prior Orders, as amended by the Application.

II.            APPLICANTS

The Trusts are organized as Massachusetts business trusts and are registered under the Act as open-end management investment companies.  Each Trust is organized as a series fund with multiple series (except for PowerShares India Exchange-Traded Fund Trust, which has only one series).

The Adviser is a Delaware limited liability company located at 301 West Roosevelt Road, Wheaton, Illinois 60187, and serves as the investment adviser of each Equity Fund.  The Adviser is an indirect wholly-owned subsidiary of Invesco PLC, a public limited company organized in the United Kingdom.  The Adviser is registered as an “investment adviser” under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

The Distributor, located at 11 Greenway Plaza, Houston, Texas 77046-1173, serves as the principal underwriter and distributor of each Equity Fund’s Creation Units and is expected.  The Distributor is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is a member in good standing of the Financial Industry Regulatory Authority (“FINRA”).  The Distributor is not affiliated with any Exchange.  The Distributor distributes Shares on an agency basis. The Distributor is an indirect wholly-owned subsidiary of Invesco PLC, a public limited company organized in the United Kingdom, and as such, each of the Adviser and the Distributor is an affiliated person of the other within the meaning of Section 2(a)(3)(C) of the Act.

III.           APPLICANTS’ PROPOSAL

Under the Domestic Order, each Domestic Fund is required to invest at least 90% of its assets in the Component Securities of its corresponding Domestic Index.  A Domestic Fund may also invest up to 10% of its assets in certain futures, options, and swap contracts, cash and cash equivalents, as well as in stocks not included in its corresponding Domestic Index but which the Adviser (or the sub-adviser, if applicable) determined would help the Domestic Fund tract its corresponding Domestic Index.  Under the Foreign/Fixed Income Order, each Foreign Fund is required to invest at least 90% of its assets in Component Securities of its corresponding Foreign Index and Depository Receipts representing such securities.  Each Foreign Fund also may invest up to 10% of its assets in certain stock index futures, stock options, options on stock index futures, and swap contracts, in each case related to its corresponding Equity Index and its Component Securities, cash and cash equivalents (including money market funds), and securities that are not included in its corresponding Equity Index, but which the Adviser believes will help the Equity Fund track its corresponding Equity Index.  Applicants represent that, at all times, each Equity Fund will hold, in the aggregate, at least 80% of its total assets in Component Securities and investments that have economic characteristics that are substantially identical to the economic characteristics of the Component Securities of its corresponding Equity Index.

IV.           SUPPORTING PRECEDENT

The Commission has previously granted exemptive relief substantially similar to that requested in the Application.  See, e.g., Claymore Exchange-Traded Fund Trust, et al., Investment Company Release Nos. 27982 (Sep. 26, 2007) (notice) and 28019 (Oct. 23, 2007) (order); Van Eck Associates Corporation, et al., Investment Company Act Release Nos. 28007 (Sep. 28, 2007) (notice) and 28021 (Oct. 24, 2007) (order).

V.            REQUEST FOR ORDER

Applicants request an order pursuant to Section 6(c) of the Act granting the relief requested in this Application.  Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities or transactions, from any provision of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants submit that their request for exemptive relief meets the respective standards for relief under Section 6(c) of the Act and, therefore, Applicants respectfully request that the Commission grant the requested relief.

VI.           APPLICANTS’ CONDITIONS

Applicants agree that the Order granting the requested relief will be subject to the same conditions as those imposed by the Prior Orders.

VII.         PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is as indicated on the cover page of this Application.  Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the cover page of this Application.

All of the requirements for execution and filing of this Application on behalf of Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application.  The Verifications required by Rule 0-2(d) under the Act are included as Exhibit A to this Application.  The Authorizations required by Rule 0-2(c) under the Act are included in this Application as Exhibit B.  The resolutions of the Trusts, authorizing the filing of this Application are included as Exhibit C. A draft notice of application required by Rule 0-2(g) under the Act is included as Exhibit D to this Application.  Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the Act without conducting a hearing.

EXHIBIT INDEX

Exhibit

Authorizations	Exhibits A-1 through A-5

Verifications of Application and Statement of Fact	Exhibits B-1 through B-5

Resolutions of the Trusts	Exhibit C

EXHIBIT A-1

Authorization and Signature

In accordance with Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application dated May 6, 2009 have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicant.  Harold Bruce Bond is authorized to sign and file this document on behalf of POWERSHARES EXCHANGE-TRADED FUND TRUST.

POWERSHARES EXCHANGE-TRADED FUND TRUST

By:	/s/ H. Bruce Bond
Name:	H. Bruce Bond
Title:	President

EXHIBIT A-2

Authorization and Signature

In accordance with Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application dated May 6, 2009 have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicant.  Harold Bruce Bond is authorized to sign and file this document on behalf of POWERSHARES EXCHANGE-TRADED FUND TRUST II.

POWERSHARES EXCHANGE-TRADED FUND TRUST II

By:	/s/ H. Bruce Bond
Name:	H. Bruce Bond
Title:	President

EXHIBIT A-3

Authorization and Signature

In accordance with Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application dated May 6, 2009 have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicant.  Harold Bruce Bond is authorized to sign and file this document on behalf of POWERSHARES INDIA EXCHANGE-TRADED FUND TRUST.

POWERSHARES INDIA EXCHANGE-TRADED FUND TRUST

By:	/s/ H. Bruce Bond
Name:	H. Bruce Bond
Title:	President

EXHIBIT A-4

Authorization and Signature

In accordance with Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application dated May 6, 2009 have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicant.  John M. Zerr is authorized to sign and file this document on behalf of INVESCO AIM DISTRIBUTORS, INC.

INVESCO AIM DISTRIBUTORS, INC.

By:	/s/ John M. Zerr
Name:	John M. Zerr
Title:	Senior Vice President

EXHIBIT A-5

Authorization and Signature

In accordance with Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application dated May 6, 2009 have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicant.  Harold Bruce Bond is authorized to sign and file this document on behalf of INVESCO POWERSHARES CAPITAL MANAGEMENT LLC.

INVESCO POWERSHARES CAPITAL MANAGEMENT LLC

By:	/s/ H. Bruce Bond
Name:	H. Bruce Bond
Title:	President

EXHIBIT B-1

VERIFICATION FOR POWERSHARES EXCHANGE-TRADED FUND TRUST

STATE OF ILLINOIS	)
) ss.
COUNTY OF DUPAGE	)

The undersigned being duly sworn deposes and says that he has duly executed the attached Application, dated May 6, 2009, for and on behalf of PowerShares Exchange-Traded Fund Trust (the “Trust”); that he is the President of the Trust and that all action by shareholders, trustees, directors, and other bodies necessary to authorize deponent to execute and file such Application has been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ H. Bruce Bond
Name: H. Bruce Bond
Title: President

Subscribed and sworn to before me, a Notary Public, this 6th day of May

Notary Public: Kevin Gustafson

My Commission Expires: January 18, 2011

EXHIBIT B-2

VERIFICATION FOR POWERSHARES EXCHANGE-TRADED FUND TRUST II

STATE OF ILLINOIS	)
) ss.
COUNTY OF DUPAGE	)

The undersigned being duly sworn deposes and says that he has duly executed the attached Application, dated May 6, 2009, for and on behalf of PowerShares Exchange-Traded Fund Trust II (the “Trust”); that he is the President of the Trust and that all action by shareholders, trustees, directors, and other bodies necessary to authorize deponent to execute and file such Application has been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ H. Bruce Bond
Name: H. Bruce Bond
Title: President

Subscribed and sworn to before me, a Notary Public, this 6th day of May

Notary Public: Kevin Gustafson

My Commission Expires: January 18, 2011

EXHIBIT B-3

VERIFICATION FOR POWERSHARES INDIA EXCHANGE-TRADED FUND TRUST

STATE OF ILLINOIS	)
) ss.
COUNTY OF DUPAGE	)

The undersigned being duly sworn deposes and says that he has duly executed the attached Application, dated May 6, 2009, for and on behalf of PowerShares India Exchange-Traded Fund Trust (the “Trust”); that he is the President of the Trust and that all action by shareholders, trustees, directors, and other bodies necessary to authorize deponent to execute and file such Application has been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ H. Bruce Bond
Name: H. Bruce Bond
Title: President

Subscribed and sworn to before me, a Notary Public, this 6th day of May

Notary Public: Kevin Gustafson

My Commission Expires: January 18, 2011

EXHIBIT B-4

VERIFICATION FOR THE DISTRIBUTOR

STATE OF TEXAS	)
) ss.
COUNTY OF HARRIS	)

The undersigned being duly sworn deposes and says that he has duly executed the attached Application, dated May 6, 2009, for and on behalf of Invesco Aim Distributors Inc.; that he is a Senior Vice President of Invesco Aim Distributors Inc. and that all action by shareholders, trustees, directors, and other bodies necessary to authorize deponent to execute and file such Application has been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ John M. Zerr
Name: John M. Zerr
Title: Senior Vice President

Subscribed and sworn to before me, a Notary Public, this 6th day of May

Notary Public: Cynthia L. Thompson

My Commission Expires: May 23, 2011

EXHIBIT B-5

VERIFICATION FOR THE ADVISER

STATE OF ILLINOIS	)
) ss.
COUNTY OF DUPAGE	)

The undersigned being duly sworn deposes and says that he has duly executed the attached Application, dated May 6, 2009, for and on behalf of Invesco PowerShares Capital Management LLC; that he is President of Invesco PowerShares Capital Management LLC and that all action by stockholders, trustees, directors, and other bodies necessary to authorize deponent to execute and file such Application has been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ H. Bruce Bond
Name: H. Bruce Bond
Title: President

Subscribed and sworn to before me, a Notary Public, this 6th day of May

Notary Public: Kevin Gustafson

My Commission Expires: January 18, 2011

EXHIBIT C

AUTHORIZATION FOR THE TRUSTS

RESOLVED, that the Board of Trustees of PowerShares Exchange-Traded Fund Trust, PowerShares Exchange-Traded Fund Trust II and PowerShares India Exchange-Traded Fund Trust (the “Trusts”) hereby ratifies and authorizes in the name and on behalf of the Trusts the preparation, execution and filing with the Securities and Exchange Commission of an Application for an Order of Exemption under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an order to amend prior orders under Section 6(c) of the Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act, with such changes as may be recommended by the Trusts’ Counsel and any amendments or supplements thereto, if the same shall be necessary and appropriate; and it is further

RESOLVED, that the officers of the Trusts be, and each hereby is, authorized in the name and on behalf of the Trusts to prepare, execute and file with the Securities and Exchange Commission an Application for an Order of Exemption under Section 6(c) of the Act, for an order to amend prior orders under Section 6(c) of the Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act, substantially in the form presented to the Board of Trustees, with such changes as may be recommended by management and the Trusts’ Counsel and any amendments or supplements thereto, if the same shall be necessary and appropriate; and it is further

RESOLVED, that the officers of the Trusts and any other appropriate officers of the Trusts be, and each hereby is, authorized and directed to take such additional actions, and to execute and deliver on behalf of the Trusts such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolution, their authority therefore to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and it is further

RESOLVED, that upon issuance of any Order of Exemption by the Securities and Exchange Commission in accordance with the terms and conditions of the above described Application, the Trusts are authorized to act in accordance with the provisions of the Order of Exemption.